UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Notification of Late Filing

Commission File Number:  001-33618

(Check One)

[X]	Form 10-K
[ ]	Form 20-F
[ ]	Form 11-K
[ ]	Form 10-Q
[ ]	Form 10-D
[ ]	Form N-SAR
[ ]	Form N-CSR

For period ended: December 31, 2016

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report Form N-SAR

For the transition period ended:  N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________________________________________________

PART I	REGISTRANT INFORMATION

Full Name of Registrant:	ULURU Inc.

Address of Principal Executive Office:	4452 Beltway Drive

City, State and Zip Code	Addison, Texas 75001

PART II	RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III	NARRATIVE

State below in reasonable detail the reason why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is unable to file its Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2016 by the prescribed date of March 31, 2017, without unreasonable effort or expense.  In light of the recent change in management announced in the Company’s Current Report on Form 8-K filed with the SEC on March 1, 2017, the Company requires additional time for management to complete its review of the effectiveness of the Company’s internal controls over financial reporting and ensure adequate disclosure of certain information required to be included in the Form 10-K.  Accordingly, the Company’s preparation of its Form 10-K cannot be accomplished in order to permit a timely filing without undue hardship and expense. The Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date in accordance with Rule 12b-25.

PART IV	OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Terrance K. Wallberg	(214)	905-5145
(Name)	(Area Code)	(Telephone)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s)

[ X ] Yes                      [    ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[    ] Yes                      [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

ULURU Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2017	By:	/s/ Terrance K. Wallberg
	Name:	Terrance K. Wallberg
	Title:	Chief Financial Officer, Treasurer, and Principal Accounting Officer